Mail Stop 3561

November 29, 2007

Edward W. Stone
Chief Financial Officer
Velocity Express Corporation
One Morningside Drive North, Bldg B, Suite 300
Westport, CT 06880

      Re: Velocity Express Corporation
              File No. 000-28452
              Form 10-K: For the Fiscal Year Ended June 30, 2007
              Form 10-Q: For the Quarterly Period Ended September 29, 2007

Dear Mr. Stone:

      We have reviewed the above referenced filings and have the following comments. Our comments request that you either revise future filings or provide us with additional information so that we may better understand your disclosure. If you disagree with a requested change, we will consider your explanation as to why it is unnecessary. Please be as detailed as necessary in all of your responses. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the Fiscal Year Ended June 30, 2007

Item 1A. Risk Factors, page 7

1.   In view of the risk factor on page 13 "Because we are a holding company …" and restrictions within your debt arrangements on transfers, please explain to us your consideration of the need for the disclosures in Rule 4-08(e)(3) of Regulation S-X and inclusion of parent only financial information pursuant to Rules 5-04 and 12-04 of Regulation S-X.

Financial Statements, page 43

Consolidated Balance Sheets, page 46

2.   Please explain why the allowance for doubtful accounts for 2007 did not increase when compared to 2006 when there was an approximate 99% increase in the amount of gross receivables in 2007 compared to 2006. In your response, explain the facts and circumstances surrounding the change in estimate for prior period uncollectible accounts receivable that resulted in a benefit of $2.3 million or $0.09 per share and $1.5 million or $0.10 per share during 2007 and 2006, respectively.

Notes to the Consolidated Financial Statements, page 55

Note 2: Significant Accounting Policies, page 55

3. Given your recurring operating losses, recurring negative operating cash flow, accumulated deficit and steady decline in the market price of your common stock over a prolonged period, please explain to us how you conclude that goodwill and the customer relationships intangible asset are not impaired. In regard to goodwill, (i) tell us when you performed the annual test for impairment for fiscal 2007 and the balance sheet date to which it applies, (ii) provide us with a copy of your last annual impairment test, with clear presentation and explanation of all of the significant factors, variables and assumptions used, (iii) explain to us how your determination of the underlying fair value is in accordance with paragraphs 23-25 of SFAS 142, and (iv) explain to us why you believe the calculated fair value and significant factors, variables and assumptions used are reasonable in your circumstances. In regard to the customer relationships intangible asset, (i) provide us with a copy of your latest test of recoverability, with clear presentation and explanation of all of the significant factors, variables and assumptions used, (ii) tell us how your testing of impairment complies with paragraphs 7-24 of SFAS 144, and (iii) explain to us why you believe the factors, variables and assumptions used are reasonable in your circumstances.

Note 7: Assets Held For Sale, page 68

4.   Please tell us and disclose the facts and circumstances leading to the disposal of the vehicles classified as held for sale as of June 30, 2007. Additionally, explain to us the effect of the vehicle sales on the operations of Peritas. For guidance, refer to paragraph 47 of SFAS 144.

5.   In view of your intended sale of the Canadian subsidiary, as disclosed on page 34, please explain to us why you have not classified its assets as held for sale and presented its operations as discontinued pursuant to paragraphs 30 and 41 to 44 of SFAS 144.

Form 10-Q: For the Quarterly Period Ended September 29, 2007

Significant Accounting Policies, page 7

6.   We note from your press release dated September 12, 2007 that you plan to expand your delivery network through franchising and that you have signed franchise agreements with Elite Expediting Corporation and Delivery Logistics, Inc. Please disclose your revenue recognition policy for your franchising operation along with all other related disclosures in accordance with SFAS 45. Additionally, explain to us your consideration of the franchise operations as a reportable segment in accordance with SFAS 131.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief